06002776

SEC[illegible] [illegible]MISSION
Washington, D.C. 20549

PROCESS... RECEIVED FEB 24 2006 192 SEC MAIL SECTION WASH., D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17109

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robinson and Robinson, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1337 Hamilton Street
(No. and Street)

Allentown	PA	18102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leona D. Robinson (610)435-3518 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kline and O'Hay, LLC
(Name – *if individual, state last, first, middle name*)

5230 William Penn Highway	Easton	PA	18045
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 14 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 4/13/06

OATH OR AFFIRMATION

I, Leona D. Robinson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robinson and Robinson, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Regina M. Harris, Notary Public
City Of Allentown, Lehigh County
My Commission Expires May 26, 2007
Member, Pennsylvania Association Of Notaries

Leona D. Robinson
Signature

Exec V.P. - Treas.
Title

Regina M. Harris
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kline and O'Hay, LLC
Certified Public Accountants
5230 WILLIAM PENN HIGHWAY
EASTON, PENNSYLVANIA 18045

Richard W. O'Hay, CPA
Randall T. Kline, CPA

Telephone (610) 250-9303
Fax (610) 250-9343

Member of
American Institute of
Certified Public Accountants
Pennsylvania Institute Of
Certified Public Accountants

To the Stockholders and Directors
Robinson & Robinson, Inc.
Allentown, Pennsylvania

We have audited the accompanying statement of financial condition of Robinson & Robinson, Inc. (a corporation) as of December 31, 2005 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on my audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that my audit provides a reasonable basis for my opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Robinson & Robinson, Inc. at December 31, 2005 and the results of its operation and cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, memorandum computation of net capital and aggregate indebtedness and reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Kline and O'Hay LLC

Kline and O'Hay, LLC
February 3, 2006

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of	12/31/05	99
SEC FILE NO.	9-03199	98
Consolidated [ ]		198
Unconsolidated [X]		199

ASSETS

		Allowable		Non-Allowable		Total	
1. Cash		$ 95,405	200			$ 95,405	750
2. Receivables from brokers or dealers:							
A. Clearance account		12,547	295				
B. Other		9,119	300	$ 614	550	22,280	810
3. Receivables from non-customers		12,000	355	17,023	600	29,023	830
4. Securities and spot commodities owned, at market value:							
A. Exempted securities			418				
B. Debt securities			419				
C. Options			420				
D. Other securities		1,150	424				
E. Spot commodities			430			1,150	850
5. Securities and/or other investments not readily marketable:							
A. At cost $	130						
B. At estimated fair value			440	20,100	610	20,100	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:			460		630	0	880
A. Exempted securities $	150						
B. Other securities $	160						
7. Secured demand notes:			470		640	0	890
market value of collateral:							
A. Exempted securities $	170						
B. Other securities $	180						
8. Memberships in exchanges:							
A. Owned, at market $	190						
B. Owned, at cost					650		
C. Contributed for use of the company, at market value					660	0	900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships			480		670	0	910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization			490	21,168	680	21,168	920
11. Other assets		0	535	3,223	735	3,223	930
12. TOTAL ASSETS		$ 130,221	540	$ 62,128	740	$ 192,349	940

as of 12/31/05

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable		$	1045	$	1255	$ 0	1470
14. Payable to brokers or dealers:							
A. Clearance account			1114		1315	0	1560
B. Other		11,760	1115		1305	11,760	1540
15. Payable to non-customers		2,052	1155		1355	2,052	1610
16. Securities sold not yet purchased, at market value					1360	0	1620
17. Accounts payable, accrued liabilities, expenses and other		7,937	1205		1385	7,937	1685
18. Notes and mortgages payable:							
A. Unsecured			1210			0	1690
B. Secured			1211		1390	0	1700
19. Liabilities subordinated to claims of general creditors:							
A. Cash borrowings:					1400	0	1710
1. from outsiders $	970						
2. Includes equity subordination (15c3-1 (d)) of $	980						
B. Securities borrowings, at market value:					1410	0	1720
from outsiders	990						
C. Pursuant to secured demand note collateral agreements:					1420	0	1730
1. from outsiders $	1000						
2. Includes equity subordination (15c3-1 (d)) of $	1010						
D. Exchange memberships contributed for use of company, at market value					1430	0	1740
E. Accounts and other borrowings not qualified for net capital purposes			1220		1440	0	1750
20. TOTAL LIABILITIES		$ 21,749	1230	$ 0	1450	$ 21,749	1760

Ownership Equity

21. Sole proprietorship			$	1770
22. Partnership (limited partners	$	1020)		1780
23. Corporation				
A. Preferred stock				1791
B. Common stock			2,200	1792
C. Additional paid-in capital			178,374	1793
D. Retained earnings			(9,974)	1794
E. Total			170,600	1795
F. Less capital stock in treasury			0	1796
24. TOTAL OWNERSHIP EQUITY			$ 170,600	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 192,349	1810